EXHIBIT 99.1

ASSURED GUARANTY CORP.

INDEX

Financial Statements:
Consolidated Balance Sheets as of March 31, 2006 (unaudited) and December 31, 2005
Consolidated Statements of Operations and Comprehensive Income (unaudited) for the Three Months Ended March 31, 2006 and 2005
Consolidated Statements of Shareholder’s Equity (unaudited) for the Three Months Ended March 31, 2006
Consolidated Statements of Cash Flows (unaudited) for the Three Months Ended March 31, 2006 and 2005
Notes to Consolidated Financial Statements (unaudited)

Assured Guaranty Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars except per share and share amounts)
(Unaudited)

	March 31,	December 31,
	2006	2005

Assets
Fixed maturity securities, at fair value (amortized cost: $1,002,447 in 2006 and $1,011,999 in 2005)	$1,036,932	$1,047,577
Short-term investments, at cost which approximates fair value	73,253	58,864
Total investments	1,110,185	1,106,441
Cash and cash equivalents	933	951
Accrued investment income	13,640	13,659
Deferred acquisition costs	75,662	73,805
Prepaid reinsurance premiums	28,184	27,283
Reinsurance recoverable on ceded losses	11,504	11,410
Premiums receivable	34,568	23,694
Goodwill	85,417	85,417
Unrealized gains on derivative financial instruments	38,181	38,052
Other assets	14,035	23,282
Total assets	$1,412,309	$1,403,994

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$195,724	$196,435
Reserves for losses and loss adjustment expenses	64,822	63,491
Profit commissions payable	3,790	4,237
Reinsurance balances payable	4,364	1,104
Deferred income taxes	31,795	34,673
Current income taxes	6,953	4,497
Funds held by Company under reinsurance contracts	2,406	3,256
Unrealized losses on derivative financial instruments	8,647	9,238
Other liabilities	22,631	33,631
Total liabilities	341,132	350,562

Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2006 and 2005)	—	—
Common stock ($720.00 par value, 200,000 shares authorized; 20,834 shares issued and outstanding in 2006 and 2005)	15,000	15,000
Additional paid-in capital	382,051	380,006
Unearned stock grant compensation	—	(6,446)
Retained earnings	652,151	635,849
Accumulated other comprehensive income	21,975	29,023
Total shareholder’s equity	1,071,177	1,053,432
Total liabilities and shareholder’s equity	$1,412,309	$1,403,994

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31,
	2006	2005

Revenues
Gross written premiums	$31,091	$32,371
Ceded premiums	(6,514)	(6,897)
Net written premiums	24,577	25,474
Decrease in net unearned premium reserves	1,616	5,158

Net earned premiums	26,193	30,632
Net investment income	12,726	13,322
Net realized investment (losses) gains	(1,146)	162
Unrealized gains on derivative financial instruments	720	4,923
Total revenues	38,493	49,039

Expenses
Loss and loss adjustment expenses	2,045	(1,828)
Profit commission expense	(447)	3
Acquisition costs	4,962	8,053
Other operating expenses	10,440	7,917
Other expense	614	—
Total expenses	17,614	14,145

Income before provision for income taxes	20,879	34,894
Provision for income taxes
Current	3,556	4,310
Deferred	1,021	5,141
Total provision for income taxes	4,577	9,451

Net income	16,302	25,443
Other comprehensive income, net of taxes
Unrealized holding losses on fixed maturity securities arising during the period	(7,793)	(11,137)
Reclassification adjustment for realized losses (gains) included in net income	745	(105)
Change in net unrealized gains on fixed maturity securities	(7,048)	(11,242)
Comprehensive income	$9,254	$14,201

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder’s Equity
For the Three Months Ended March 31, 2006
(in thousands of U.S. dollars)
(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity

Balance, December 31, 2005	$—	$15,000	$380,006	$(6,446)	$635,849	$29,023	$1,053,432
Net income	—	—	—	—	16,302	—	16,302
Unrealized loss on fixed maturity securities, net of tax of $(3,883)	—	—	—	—	—	(7,048)	(7,048)
Reclassification due to adoption of FAS 123R	—	—	—	6,446	—	—	6,446
Share-based compensation	—	—	2,045	—	—	—	2,045
Balance, March 31, 2006	$—	$15,000	$382,051	$—	$652,151	$21,975	$1,071,177

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31,
	2006	2005

Operating activities
Net income	$16,302	$25,443
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Non-cash operating expenses	2,299	727
Net amortization of premium on fixed maturity securities	996	1,454
Provision for deferred income taxes	1,021	5,141
Net realized investment losses (gains)	1,146	(162)
Change in unrealized gains on derivative financial instruments	(720)	(4,923)
Change in deferred acquisition costs	(1,857)	537
Change in accrued investment income	19	(666)
Change in premiums receivable	(10,874)	15,057
Change in prepaid reinsurance premiums	(901)	669
Change in unearned premium reserves	(711)	(5,817)
Change in reserves for losses and loss adjustment expenses, net	4,497	(42,802)
Change in profit commissions payable	(447)	(15)
Change in funds held by Company under reinsurance contracts	(850)	25
Change in current income taxes	2,456	250
Tax benefit from employee stock options	—	4,059
Other	2,654	(8,243)
Net cash flows provided by (used in) operating activities	15,030	(9,266)

Investing activities
Fixed maturity securities:
Purchases	(144,847)	(59,545)
Sales	144,257	41,822
(Purchases) sales of short-term investments, net	(14,465)	35,324
Net cash flows (used in) provided by investing activities	(15,055)	17,601

Effect of exchange rate changes	7	(26)

(Decrease) increase in cash and cash equivalents	(18)	8,309
Cash and cash equivalents at beginning of period	951	2,766
Cash and cash equivalents at end of period	$933	$11,075

Supplementary cash flow information
Cash paid during the period for:
Income taxes	$1,100	$—

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Notes to Consolidated Financial Statements
March 31, 2006
 (Unaudited)

1. Business and Organization

Assured Guaranty Corp. (the “Company”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap transactions. The Company’s ultimate parent is Assured Guaranty Ltd., a Bermuda-based insurance holding company, which is publicly traded on the New York Stock Exchange.

The Company has financial strength ratings of AAA, AAA and Aa1 as of March 31, 2006 from Standard & Poor’s Rating Service, Fitch Ratings, and Moody’s Investor Services, Inc., respectively, and is licensed in 48 jurisdictions. The Company owns 100% of Assured Value Insurance Company, a Maryland domiciled company and Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities. A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults. This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and its financial guaranty reinsurance portfolio on a coordinated basis.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other. These segments are further discussed in Note 8.

2. Basis of Presentation

The unaudited interim consolidated financial statements, which include the accounts of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s financial condition, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These unaudited interim consolidated financial statements cover the three-month period ended March 31, 2006 (“First Quarter 2006”) and the three-month period ended March 31, 2005 (“First Quarter 2005”). Operating results for the three-month periods ended March 31, 2006 and 2005 are not necessarily indicative of the results that may be expected for a full year. Certain items in the prior year unaudited interim consolidated financial statements have been reclassified to conform with the current period presentation. These unaudited interim consolidated financial statements should be read in conjunction with the financial statements included in the audited consolidated financial statements of Assured Guaranty Ltd. (“Assured Guaranty”) as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 which was filed with the Securities and Exchange Commission as Exhibit 99.1.

The Company and certain of its subsidiaries are subject to U.S. income tax. The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards (“FAS”) FAS No. 109, “Accounting for Income Taxes”. The Company’s provision for income taxes for interim financial periods is not based on an estimated annual effective rate due to the variability in changes in fair value of its derivative financial instruments. A discrete calculation of the provision is calculated for each interim period.

3. Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”) which amends FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”), and addresses issues raised in FAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of FAS 155 are: (i) with respect to FAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to FAS 140, eliminate a restriction on the passive derivative instruments that a  qualifying special purpose entity may hold. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the implications of FAS 155 on its financial statements.

4. Impact of Reinsurance Transactions

To limit its exposure on assumed risks, at the time of the initial public offering (“IPO”), the Company entered into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily subsidiaries of ACE Limited, to cede a portion of the risk underwritten by the Company. In addition, the Company enters into reinsurance agreements with non-affiliated companies to limit its exposure to risk on an on-going basis.

In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded amounts were as follows:

	Three Months Ended March 31,
	2006	2005
	(in thousands of U.S. dollars)

Premiums Written
Direct	$24,901	$16,004
Assumed	6,190	16,367
Ceded	(6,514)	(6,897)
Net	$24,577	$25,474

Premiums Earned
Direct	$15,539	$12,567
Assumed	15,861	25,630
Ceded	(5,207)	(7,565)
Net	$26,193	$30,632

Loss and Loss Adjustment Expenses
Direct	$(82)	$(1,103)
Assumed	3,124	(3,758)
Ceded	(997)	3,033
Net	$2,045	$(1,828)

Reinsurance recoverable on ceded losses and LAE as of March 31, 2006 and December 31, 2005 was $11.5 million and $11.4 million, respectively.

5. Commitments and Contingencies

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In April 2005, the Company received a Notice of Order to Preserve (“Order”) from the Office of the Commissioner of Insurance, State of Georgia (“Commissioner”). The Order was directed to “ACE Limited, and all affiliates” and requires the preservation of documents and other items related to “finite insurance” and a broad group of other insurance and reinsurance agreements. Also in April 2005, the Company, and numerous other insurers, received a subpoena from the Commissioner related to the “initial phase” of the Commissioner’s investigation into “finite-risk” transactions. The subpoena requests information on the Company’s assumed and ceded reinsurance contracts in force during 2004. The Company is cooperating with the Commissioner.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

The Company is party to reinsurance agreements with all of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

6. Credit Facilities

$300.0 million Credit Facility

On April 15, 2005, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million three-year unsecured revolving credit facility (the “$300.0 million credit facility”) with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N.A. acted as lead arrangers and KeyBank National Association (“KeyBank”) acted as syndication agent. Under the $300.0 million credit facility, each of the Company, AG (UK), Assured Guaranty Ltd., Assured Guaranty Re Ltd. (“AG Re”) and Assured Guaranty Re Overseas Ltd. (“AGRO”) are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower.

If drawn, the proceeds of the loans and letters of credit are to be used for working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the $300.0 million credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility and (iii) Assured Guaranty Overseas US Holdings Inc., as a Material Non-AGC Subsidiary (as defined in the related credit agreement), guaranteed the obligations of Assured Guaranty

Ltd., AG Re and AGRO under such facility. Subsequently, AG Re and AGRO, as Material Non-AGC Subsidiaries, both guaranteed the obligations of the other and of Assured Guaranty Ltd. under such facility.

The $300.0 million credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of $1.2 billion, (b) maintain an interest coverage ratio of at least 2.5:1, and (c) maintain a maximum debt-to-capital ratio of 30%. In addition, the $300.0 million credit facility requires that the Company: (x) maintain qualified statutory capital of at least 80% of its statutory capital as of the fiscal quarter prior to the closing date of the facility and (y) maintain a ratio of aggregate net par outstanding to qualified statutory capital of not more than 150:1. Furthermore, the $300.0 million credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions. Most of these restrictions are subject to certain minimum thresholds and exceptions. A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of March 31, 2006 and December 31, 2005, Assured Guaranty was in compliance with all of those financial covenants.

As of March 31, 2006 and December 31, 2005, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

Non-Recourse Credit Facility

The Company is also party to a non-recourse credit facility with a syndicate of banks which provides up to $175.0 million specifically designed to provide rating agency-qualified capital to further support the Company’s claims paying resources. This facility expires in December 2010. As of March 31, 2006 and December 31, 2005, no amounts were outstanding under this facility nor have there been any borrowings under the life of this facility.

The Company’s failure to comply with certain covenants under the Company’s credit facilities could, subject to grace periods in the case of certain covenants, result in an event of default. This could require the Company to repay any outstanding borrowings in an accelerated manner.

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company. The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims. The put options were not exercised as of March 31, 2006. Initially, all of the CCS Securities were issued to a special purpose pass-through trust (the “Pass-Through Trust”). The Pass-Through Trust is a newly created statutory trust organized under the Delaware Statutory Trust Act formed for the purposes of (i) issuing $200,000,000 of Pass-Through Trust Securities to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended, (ii) investing the proceeds from the sale of the Pass-Through Trust Securities in, and holding, the CCS Securities issued by the Custodial Trusts and (iii) entering into related agreements. Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in Assured Guaranty’s financial statements.

During First Quarter 2006, the Company has incurred $0.6 million of put option premiums which are on-going. These expenses are presented in the Company’s unaudited interim consolidated statements of operations and comprehensive income under other expense.

7. Share-Based Compensation

Effective January 1, 2006, the Company adopted FAS No. 123 (revised), “Share-Based Payment” (“FAS 123R”), which replaces FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). FAS 123R requires all share-based compensation transactions with employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period based on their relative fair values.

Prior to the adoption of FAS 123R, the Company followed the guidance of APB 25 and did not record share-based compensation expense related to employee stock options in the statement of operations, since for all grants the exercise price was equal to the market value of the common stock on the grant date.

The Company elected to use the modified prospective transition method for implementing FAS 123R. Under this transition method, compensation expense includes:  (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123R. Because the Company elected to use the modified prospective transition method, results for prior periods have not been restated and new awards are valued and accounted for prospectively upon adoption.

The employees of the Company participate in Assured Guaranty Ltd.’s share-based compensation plans. Beginning January 1, 2006, upon adoption of FAS 123R, the Company recorded share-based compensation for the cost of stock options, restricted stock and the Stock Purchase Plan. Share-based compensation expense in First Quarter 2006 was $1.5 million ($1.0 million after tax). Included in First Quarter 2006 expense was $0.2 million for stock award grants to retirement-eligible employees. The amount of share-based compensation capitalized in First Quarter 2006 as deferred acquisition costs (“DAC”) was $0.5 million. Share-based compensation expense in First Quarter 2005 was $0.4 million ($0.3 million after tax), respectively. FAS 123R requires these awards to be expensed over the period through the date the employee first becomes eligible to retire  and is no longer required to provide service to earn part or all of the award, regardless of the employees intent of retirement. The following table presents pre-DAC and pre-tax, share-based compensation cost by share-base type:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2006	2005
Share-Based Employee Cost
Restricted Stock
Recurring amortization	$1,134	$437
Accelerated amortization for retirement eligible employees	161	—
Subtotal	1,295	437
Stock Options
Recurring amortization	648	—
Accelerated amortization for retirement eligible employees	75	—
Subtotal	723	—
ESPP	27	—
Total Share-Based Employee Cost	$2,045	$437

For First Quarter 2005, had the compensation expense been determined in accordance with the fair value method recommended in FAS 123, the Company’s net income would have been adjusted to the pro forma amounts indicated below:

(in thousands of U.S. dollars, except per share amounts)	Three Months Ended March 31, 2005
Net income as reported	$25,443
Add: Stock-based compensation expense included in reported net income, net of income tax	284
Deduct: Compensation expense, net of income tax	623
Pro forma net income	$25,104

Assured Guaranty Ltd. Share-Based Compensation Plans

As of April 27, 2004, Assured Guaranty Ltd. adopted the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (the “Incentive Plan”). The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights, and full value awards that are based on Assured Guaranty Ltd.’s common shares. The number of common shares that may be delivered under the Incentive Plan may not exceed 7,500,000. As of March 31, 2006, 2,583,545 common shares were available for grant under the Incentive Plan. In January 2005, Assured Guaranty Ltd. implemented the Stock Purchase Plan (“Stock Purchase Plan”) in accordance with Internal Revenue Code Section 423. Assured Guaranty Ltd. reserved for issuance and purchases under the Stock Purchase Plan 100,000 shares of its common stock. As of March 31, 2006, 80,512 common shares were available for grant under the Stock Purchase Plan. The Incentive Plan and the Stock Purchase Plan are described more fully in Assured Guaranty Ltd.’s 2005 Annual Report on Form 10-K.

Stock Options

Nonqualified or incentive stock options may be granted to employees of the Company.  To date, Assured Guaranty Ltd. has only issued nonqualified stock options. All stock options granted to employees vest in equal annual installments over a three-year period and expire 10 years from the date of grant. None of Assured Guaranty Ltd.’s options have a performance or market condition. The following table summarizes Assured Guaranty Ltd.’s stock option activity for  all its subsidiaries, for the three months ended March 31, 2006:

Options	Options for Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value(1) (in thousands)
Outstanding at December 31, 2005	2,457,302	$18.05
Granted	777,967	$25.50
Exercised	(10,669)	$17.99
Forfeited	(6,432)	$18.01
Outstanding at March 31, 2006	3,218,168	$19.84	8.5	$16,562
Vested and exercisable at March 31, 2006	804,072	$17.93	7.8	$5,686

(1)             The aggregate intrinsic value was calculated based on the positive difference between the closing price of Assured Guaranty Ltd.’s common stock on March 31, 2006 (i.e. $25.00) and the weighted average exercise price of the underlying options.

The Company recorded $0.7 million ($0.5 million after tax) in share-based compensation related to stock options during First Quarter 2006. As of March 31, 2006 the total unrecognized compensation expense related to outstanding non-vested stock options was $3.9 million, which will be adjusted in the future for actual forfeitures. The Company expects to recognize that expense over the weighted-average remaining service period of 1.7 years.

The weighted-average grant-date fair value of options granted were $6.71 and $4.51 for First Quarter 2006 and First Quarter 2005, respectively. The fair value of options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2006 and 2005:

	Three Months Ended March 31,
	2006	2005
Dividend yield	0.5%	0.7%
Expected volatility	20.44%	20.80%
Risk free interest rate	4.6%	4.1%
Expected life	5 years	5 years
Forfeiture rate	6.0%	6.0%

These assumptions were based on the following:

•                  The expected dividend yield is based on the current expected annual dividend and Assured Guaranty Ltd.’s share price on the grant date,

•                  Expected volatility is estimated at the date of grant based on the historical share price volatility, calculated on a daily basis,

•                  The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term to the granted stock options,

•                  The expected life is based on the average expected term of Assured Guaranty Ltd.’s guideline companies, which are defined as similar entities, since the Company has insufficient expected life data.

•                  The forfeiture rate is based on the rate used by Assured Guaranty Ltd.’s guideline companies, since  the Company has insufficient forfeiture data. Estimated forfeitures will be reassessed at each balance sheet date and may change based on new facts and circumstances.

For options granted before January 1, 2006, the Company amortizes the fair value on an accelerated basis. For options granted on or after January 1, 2006, the Company amortizes the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees. For retirement-eligible employees options are amortized over the period through the date the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award. The Company may elect to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect the Company’s net income.

The total intrinsic value of options exercised during for First Quarter 2006 was $0.1 million. During First Quarter 2006, an immaterial amount of  cash was received from the exercise of stock options and a corresponding immaterial related tax benefit was recorded. No options were exercised during First Quarter 2005. Assured Guaranty Ltd. has a policy of issuing new shares to satisfy stock option exercises.

Restricted Stock Awards

Assured Guaranty Ltd. has granted restricted stock awards to employees of the Company. Restricted stock awards generally vest in equal annual installments over a four-year period.  Restricted stock awards are amortized over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees, discussed above. Prior to the adoption of FAS 123R, the Company presented non-vested restricted stock issuances on the balance sheet in unearned stock grant compensation as a separate component of shareholders’ equity. In accordance with the provisions of FAS 123R, on January 1, 2006, the Company reversed the balance in unearned stock grant compensation. The following table summarizes Assured Guaranty Ltd.’s restricted stock award activity for all its subsidiaries for the three months ended March 31, 2006:

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2005	1,021,124	$18.12
Granted	444,533	$25.50
Vested	(82,168)	$18.03
Forfeited	(3,549)	$18.01
Nonvested at March 31, 2006	1,379,940	$20.50

The Company recorded $1.3 million ($0.8 million after tax) in share-based compensation, related to restricted stock awards, during First Quarter 2006. Restricted stock awards are expensed on a straight-line basis over the vesting period. As of March 31, 2006 the total unrecognized compensation cost related to outstanding nonvested restricted stock awards was $15.0 million, which the Company expects to recognize over the weighted-average remaining service period of 2.6 years.

Employee Stock Purchase Plan

Participation in the Stock Purchase Plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant’s compensation or, if less, shares having a value of $25,000. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of the fair market value of Assured Guaranty Ltd.’s stock on the first day or the last day of the subscription period. The Company recorded $27,000 ($17,000 after tax) in share-based compensation during First Quarter 2006.

8. Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance in which the Company is no longer active and the impact of affiliate reinsurance transactions that were purchased by management for the benefit of all the Company’s reporting segments.

The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. During 2006 the Company implemented a new operating expense methodology to more closely apply expenses to the individual operating segments. This new methodology was based on a comprehensive study and is based on departmental time estimates and headcount. 2005 amounts have been restated to show this new methodology on a comparative basis. Management uses underwriting gains as the primary measure of each segment’s financial performance.

The following tables summarize the components of underwriting gain for each reporting segment:

	Three Months Ended March 31, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$26.3	$4.5	$0.3	$31.1
Net written premiums	20.1	4.5	—	24.6
Net earned premiums	13.8	12.3	—	26.2
Loss and loss adjustment expenses	(0.4)	2.5	—	2.0
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	0.8	4.2	—	5.0
Other operating expenses	9.5	0.9	—	10.4
Underwriting gain	$3.9	$5.2	$—	$9.1

	Three Months Ended March 31, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$19.8	$11.9	$0.6	$32.4
Net written premiums	16.0	9.5	—	25.5
Net earned premiums	12.4	18.2	—	30.6
Loss and loss adjustment expenses	0.2	(2.0)	—	(1.8)
Profit commission expense	—	—	—	—
Acquisition costs	1.2	6.9	—	8.1
Other operating expenses	7.1	0.8	—	7.9
Underwriting gain	$3.9	$12.5	$—	$16.5

The following is a reconciliation of total underwriting gain to income before provision for income taxes for the periods ended:

	Three Months Ended March 31,
	2006	2005
	(in millions of U.S. dollars)

Total underwriting gain	$9.1	$16.5
Net investment income	12.7	13.3
Net realized investment (losses) gains	(1.1)	0.2
Unrealized gains on derivative financial instruments	0.7	4.9
Other expense	(0.6)	—
Income before provision for income taxes	$20.9	$34.9